UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**

(Title of Class of Securities)

50047P104***

(CUSIP Number)

IDG-Accel China Growth Fund II L.P.

c/o IDG VC Management Ltd.

Unit 5505, The Center

99 Queen’s Road

Central, Hong Kong

+86 10 6526 2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14	TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 3 of 13 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IDG-Accel China Growth Fund II Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14	TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 4 of 13 pages

1	NAME OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,409,160(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,409,160(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON CO

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these Shares.

(2) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 5 of 13 pages

1	NAME OF REPORTING PERSONS IDG-Accel China Investors II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,591,160(1)
	8	SHARED VOTING POWER 92,818,000(2)
	9	SOLE DISPOSITIVE POWER 7,591,160(1)
	10	SHARED DISPOSITIVE POWER 92,818,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14	TYPE OF REPORTING PERSON PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2) IDG-Accel China Growth Fund II L.P. is the record owner of these Shares. IDG-Accel China Growth Fund II L.P. and the Reporting Person have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund II L.P. and thus share voting and dispositive power with respect to these Shares.

(3) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 6 of 13 pages

1	NAME OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON IN

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

CUSIP No. 50047P104	13D	Page 7 of 13 pages

1	NAME OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14	TYPE OF REPORTING PERSON IN

(1) Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2) Based upon 1,882,073,063 Shares outstanding as of December 31, 2014 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 16, 2015.

Introductory Note

This Schedule 13D supersedes the Schedule 13G/A filed by the Reporting Persons (as defined herein) with the SEC on February 10, 2011.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.0000005 per share (“Shares”), including Shares represented by American Depositary Shares (“ADSs,” each ADS representing 40 Shares), of KongZhong Corporation (the “Issuer”). The Issuer’s principal executive office is located at 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, the People’s Republic of China.

Item 2. Identity and Background.

This statement of beneficial ownership on Schedule 13D is being filed jointly by (i) IDG-Accel China Growth Fund II L.P. (“IDG Growth II”), (ii) IDG-Accel China Growth Fund II Associates L.P. (“IDG Associates”), (iii) IDG-Accel China Growth Fund GP II Associates Ltd. (“IDG GP”), (iv) IDG-Accel China Investors II L.P. (“IDG Investors II”), (v) Chi Sing Ho, and (vi) Quan Zhou (each, a “Reporting Person”; and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1.

IDG Growth II is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Growth II is IDG Associates, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates is IDG GP, a limited liability company incorporated under the laws of the Cayman Islands.

IDG Investors II is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Investors II is IDG GP. The directors of IDG GP are Chi Sing Ho and Quan Zhou.

Chi Sing Ho and Quan Zhou are citizens of Canada and United States of America, respectively. Chi Sing Ho and Quan Zhou are the two directors of IDG GP.

For all reporting persons, the address of its principal business office is: c/o IDG VC Management Ltd., Unit 5505, The Center, 99 Queen’s Road, Central, Hong Kong.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that at the price US$8.56 per ADS, or approximately US$0.2140 per ordinary share set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors) in acquiring all of the outstanding ordinary Shares of the Issuer other than the Shares owned by the Reporting Persons or their affiliates. This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase the Shares and other outstanding equity awards of the Issuer; and (b) the estimated transaction costs associated with the purchase of the Shares.

It is anticipated that the funding for the purchase of the Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On February 5, 2016, IDG Growth II and IDG Investors II entered into a consortium agreement (the “Consortium Agreement”) with Leilei Wang, the chairman and chief executive officer of the Issuer, Right Advance Management Ltd and Chiming Bells International Limited (collectively, the “Chairman Parties”, and together with IDG Growth II and IDG Investors II, the “Consortium”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer. The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction and not to (a) make a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer.

IDG Growth II and Leilei Wang have previously submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors in connection with the Transaction. Under the Proposal, members of the Consortium proposed to acquire, through an acquisition vehicle to be formed by them, all of the outstanding ordinary shares of the Company and ADSs not owned by them for US$8.56 per ADS or US$0.2140 per ordinary share in cash, representing a premium of 21.8% to the closing price of the Issuer’s ADSs on June 26, 2015 and a premium of approximately 20% to the average closing price of the Issuer’s ADSs during the last 30 trading days. The Proposal also provides that, among other things, the Consortium will negotiate and execute definitive agreements with respect to the Transaction that will include provisions typical for transactions of this type.

If the Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement in this statement are qualified in their entirety by reference to the Consortium Agreement, copies of which are attached hereto as Exhibits 2 and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

IDG Growth II(4)	100,409,160	5.3%	92,818,000	7,591,160	92,818,000	7,591,160
IDG Associates (4)	100,409,160	5.3%	92,818,000	7,591,160	92,818,000	7,591,160
IDG GP (4)	100,409,160	5.3%	100,409,160	0	100,409,160	0
IDG Investors II (4)	100,409,160	5.3%	7,591,160	92,818,000	7,591,160	92,818,000
Chi Sing Ho (4)	100,409,160	5.3%	0	100,409,160	0	100,409,160
Quan Zhou (4)	100,409,160	5.3%	0	100,409,160	0	100,409,160

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2) Includes collectively those ordinary shares held by each Reporting Person.

(3) Percentage of beneficial ownership of each listed person is based on 1,882,073,063 ordinary shares outstanding as of December 31, 2014 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 16, 2015.

(4) IDG Growth II is a limited partnership organized under the laws of the Cayman Islands. IDG Investors II is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Growth II is IDG Associates, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates is IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors II is IDG GP. The directors of IDG GP are Chi Sing Ho and Quan Zhou.

(c) None of the Reporting Persons has effected any transactions in the Shares (including Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Consortium Agreement, which has been filed as Exhibit 2 to this statement, is incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, among each Reporting Person, dated February 5, 2016 by and among the Reporting Persons.

Exhibit 2: Consortium Agreement, dated February 5, 2016 by and among Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited., IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

IDG-ACCEL CHINA GROWTH FUND II L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA INVESTORS II L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

CHI SING HO

	By:	/s/ Chi Sing Ho
Name: Chi Sing Ho

\	QUAN ZHOU

	By:	/s/ Quan Zhou
Name: Quan Zhou

INDEX TO EXHIBITS

Exhibit 1

Agreement of Joint Filing by IDG-Accel China Growth Fund II L.P.,

IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd, Chi Sing Ho and Quan Zhou.

Exhibit 2	Consortium Agreement, dated February 5, 2016 by and among Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited., IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.